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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 30, 2003

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

        This Report on Form 6-K contains excerpts from the operating and financial review of Infineon Technologies AG ("Infineon") for the year ended September 30, 2002. Infineon's operating and financial review for the year ended September 30, 2002 was previously included in their annual report on Form 20-F for the year ended September 30, 2002. These excerpts have been reclassified and presented herein to give effect to the following events:

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  Infineon transferred its opto-electronics business to Osram GmbH effective March 31, 2003. Pursuant to the provisions of Statement of Financial Accounting Standards 144, Accounting for the Impairment or Disposal of Long-Lived Assets, previously issued financial statements presented for comparative purposes for the years ended September 30, 2000, 2001 and 2002, have been reclassified to present the operations of the opto-electronics business as a discontinued operation for all periods presented.

  •
  Effective October 1, 2002, Infineon merged the activities of the Wireless Solutions and Security & Chipcard ICs segments into one operating segment called Secure Mobile Solutions and reorganized certain of its business units to better reflect its customer and market profiles. Accordingly, the segment results for the 2000, 2001 and 2002 financial years have been reclassified herein to be consistent with the reporting structure and presentation of the 2003 financial year, and to facilitate analysis of current and future operating segment information.

        The reclassified excerpts included herein are "Operating and Financial Review—Results of Operations—2002 Financial Year Compared with 2001 Financial Year" and "Operating and Financial Review—Results of Operations—2001 Financial Year Compared with 2000 Financial Year".

Operating And Financial Review

        This discussion of our consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and the other financial information included elsewhere in this annual report.

        This Operating and Financial Review contains forward-looking statements. Statements that are not statements of historical facts, including expressions of our beliefs and expectations, are forwardlooking in nature and are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement.

        The Company transferred its opto-electronics business to Osram GmbH effective March 31, 2003. Pursuant to the provisions of Statement of Financial Accounting Standards 144, Accounting for the Impairment or Disposal of Long-Lived Assets, previously issued financial statements presented for comparative purposes, for the years ended September 30, 2000, 2001 and 2002 have been reclassified to present the operation of the opto-electronics business as a discontinued operation for all periods presented. Additionally, effective October 1, 2002 the Company merged the activities of the Wireless solutions and Security and Chipcard ICs segments into one operating segment called Secure Mobile Solutions, and reorganized certain of its business units to better reflect its customer and market profiles. The segment data and results of operations included in the Operating and Financial Review, have been revised to incorporate these changes.

2002 Financial Year compared with 2001 Financial Year

Net Sales

        Net sales decreased by 9 percent to €4,890 million from €5,347 million in the 2001 financial year. The decrease in net sales was primarily due to significantly lower net sales in our Wireline Communications and Secure Mobile Solutions segments, brought upon by the dramatically reduced capital spending of global telecommunication carriers, weak demand and strong overall pricing pressure. This decrease could only be partially offset by increased sales in our Memory Products and Automotive & Industrial segments. Memory Products continued to be the largest business segment, representing 38 percent of total net sales for the 2002 financial year, compared to 30 percent in the prior year. During the first three quarters of the 2002 financial year, net sales improved on a sequential quarterly basis, before decreasing in the fourth quarter, primarily as a result of the decline in prices for memory products.

        The following section describes the net sales of our main business segments during the 2002 financial year, compared to the 2001 financial year:

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  Wireline Communications—Total net sales of our Wireline Communications segment decreased by nearly 50 percent to €386 million in the 2002 financial year from €766 million in the 2001 financial year. Net sales declined in the second half of the 2001 financial year, and reached the lowest level in the first quarter of the 2002 financial year. Since then, consecutive quarterly sequential growth has been achieved.

    The year-on-year reduction in sales was primarily caused by dramatic declines in the fiber optics market and traditional telecommunications market sectors such as ISDN, analog technology, high-speed data transmission and enterprise telephony. The telecommunications boom of 2000 eventually resulted in a broad-based market collapse, especially in the USA and Europe. The fiber optics market suffered a more severe collapse than the traditional telecom markets. This resulted in an approximate 30 percent decline in our fiber optics revenues. The successful market penetration of our VDSL/10BaseS and xDSL technologies—especially in the Asia/ Pacific region — partially offset the dramatic decline in the traditional telecom segments.

  •
  Secure Mobile Solutions—Net sales of our Secure Mobile Solutions segment decreased by 16 percent to €1,278 million in the 2002 financial year from €1,522 million in the 2001 financial year. This was mainly due to the decreased demand in mobile communications and lower prices of Security and Chip Card ICs in the 2002 financial year.

  •
  Automotive & Industrial—Net sales of our Automotive & Industrial segment increased by 4 percent to €1,201 million in the 2002 financial year from €1,153 million in the 2001 financial year. Sales increased on a quarterly sequential basis throughout the year. The increase was mainly due to higher volumes, especially for power management and supply products, but this was partially offset by lower prices, mainly for automotive applications. The increase took place despite the worldwide decline in automobile production through expanding business for power management solutions in Asia and for power ICs.

    In particular, we achieved a significant gain in market share in automotive applications (2nd worldwide for chips used in automotive applications, market leader in Europe) and power ICs (23 percent market share for IGBT modules). In the field of power management solutions, we continued our success with our CoolMOS™ and OptiMOS™ products.

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  Memory Products—Net sales of the Memory Products segment increased by 15 percent to €1,861 million in the 2002 financial year from €1,614 million in the 2001 financial year. The increase in net sales was principally due to higher bit-volume sold, despite lower average DRAM prices during the 2002 financial year compared to the previous year.

    Overall Megabit volume substantially increased during the 2002 financial year, as a result of the commercial production of 256-Mbit DRAM chips exceeding the production of 128-Mbit DRAM, and the introduction of 512-Mbit DRAM chips to the market.

    The price of memory ICs more than doubled during the first half of the year, before declining again towards the end of the year. Price levels at the end of the financial year were still slightly higher than at the beginning. For some of our products, the sales prices at the end of the 2002 financial year were lower than our full production costs. Price differentials between SDRAM and DDR DRAM, 128-Mbit and 256-Mbit as well as contract and spot market prices fluctuated throughout the year. This resulted in a low price differential between 128-Mbit and 256-Mbit and a high price premium for DDR chips at the end of the financial 2002 year. We are continuing our efforts to optimize our product mix between DDR DRAM and SDRAM to take advantage of these market price differentials, and aim to increase our focus on high-end products such as 512-Mbit and specialty DRAM products. Our average per Megabit selling prices declined by approximately 30 percent in the 2002 financial year, mainly due to increased bit volume sold.

    Net sales of hard disk drive controllers further declined compared to the 2001 financial year. This was due to delays in the development and introduction of new products.

    We recognized license revenues of €147 million in the 2002 financial year, compared to €88 million in the 2001 financial year.

  •
  Other Operating Segments—Net sales of our Other Operating segments decreased by 50 percent to €117 million in the 2002 financial year from €236 million in the 2001 financial year, which is principally due to the sale of our infrared component business in the first quarter of the 2002 financial year.

Net Sales by Region and Customer

        On a regional basis, sales in Europe represented 45 percent of total sales in the 2002 financial year, compared to 53 percent in the prior year. At the same time, we generated 55 percent of our sales outside of Europe, compared to 47 percent in the previous year. Higher volume sales of memory products in the United States and the Asia/Pacific regions accounted for the higher share in our non-European business.

        Only one customer, Siemens Group, accounted for more than 5 percent of our net sales in each of the 2001 and 2002 financial years. Sales to Siemens Group comprise both direct sales to the Siemens Group, which accounted for 14 percent and 12 percent of net sales in the two years respectively, as well as sales designated for resale to third parties, which accounted for 2 percent of net sales in both years. Sales to Siemens Group are made primarily by our Secure Mobile Solutions and Automotive & Industrial segments.

Cost of Goods Sold

        Cost of goods sold decreased by 6 percent to €4,289 million from €4,580 million in the 2001 financial year.

        Cost of goods sold as a percentage of net sales improved in the first half of the 2002 financial year from the negative margin levels experienced in the second half of the 2001 financial year, but declined in the second half of the 2002 financial year, principally due to pricing pressure for memory products. In the 2001 financial year we recorded inventory write-downs of €358 million as a result of significant price declines and order cancellations. The cost of underutilized non-memory products capacity reduced the margin improvement experienced in the first half of the 2002 financial year. This trend was reversed in the second half of the 2002 financial year, mainly due to increased volume in our communications segments.

        In the 2002 financial year, the cost of goods sold represented 88 percent of sales compared to 86 percent in the 2001 financial year. Accordingly, for the 2002 financial year, gross margin was 12 percent of sales compared to 14 percent for the 2001 financial year. Due to our efforts in our Impact cost reduction program, the effect of the decline in sales was partially offset by cost savings and production efficiencies.

        The following represents a description of developments in the cost of goods sold for each of our core business segments as a percentage of net sales:

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  Wireline Communications—a relative increase in the cost of goods sold to 71 percent of sales compared to 55 percent in the 2001 financial year. The increase was mainly due to the substantial decline in sales volume attributable to overall lower industry demand, resulting from reduced capital spending by global telecommunication carriers. This decline in sales volume led to lower coverage of fixed costs, especially in the facilities producing fiber optics. Furthermore, cost of goods sold was negatively impacted by changes in the mix of products sold compared to the prior year. This was characterized by a dramatic decrease in traditionally highmargin products in the telecommunication and datacom segments, the phasing out of mature products with relatively low production costs, as well as the introduction of new products with higher ramp-up costs.

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  Secure Mobile Solutions—a relative decrease in the cost of goods sold to 70 percent compared to 74 percent of sales in the 2001 financial year. This resulted from a combined effect of a reduced cost of goods sold percentage for wireless products and an increased cost of goods sold percentage for Security & Chip Card ICs products. The reduction of cost of goods sold percentage for wireless products was mainly due to a change in the product mix, whereby higher margin baseband products were introduced and improvements in operational manufacturing performance were made. The increase of cost of goods sold percentage of Security & Chip Card ICs resulted from adversely impacted margins caused by idle capacity costs, resulting from lower demand, and strong pricing pressure, especially for SIM card ICs.

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  Automotive & Industrial—a relative increase in the cost of goods sold to 67 percent compared to 64 percent in the 2001 financial year. Although sales were at record levels, strong competitive pricing pressure resulted in overall lower gross margins in the 2002 financial year.

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  Memory Products—a relative decrease in the cost in goods sold to 106 percent compared to 125 percent in the 2001 financial year. This improvement was mainly attributable to increased productivity and cost reductions, as well as the benefit from higher volume sales. The decrease was partially offset by the effect of sales price declines, specifically at the end of the fourth quarter of the 2002 financial year. Gross margins in the 2001 financial year were negatively impacted by inventory write-downs.

        Cost of sales in corporate and reconciliation increased from €84 million to €272 million in the 2002 financial year, mainly reflecting an increase in the unallocated cost of underutilized capacity over the prior year.

        We report as cost of goods sold the cost of inventory purchased from our joint ventures ProMOS and ALTIS Semiconductor, and in the 2001 financial year also from our OSRAM Opto joint venture. Our purchases from these joint ventures and other associated and related companies amounted to €686 million in the 2002 financial year and €1,040 million in the 2001 financial year.

Research and Development (R&D) Expenses

        R&D decreased 11 percent to €1,060 million from €1,189 million in the 2001 financial year. This reflects the overall decrease in R&D spending within the framework of the Impact cost reduction program. The majority of R&D expenses were project-related expenses for our key markets, and comprised costs for human resources, licensing fees, laboratory facilities and software. Additional amounts were spent on the development of CPUs for products and developmental libraries for basic circuits. In-process research and development charges amounted to €37 million in the 2002 financial year, compared to €69 million in the 2001 financial year. As a percentage of net sales, R&D expenses were 22 percent in both the 2001 and 2002 financial years. R&D expenditure trends in our segments included the following:

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  Wireline Communications—a relative increase in R&D expenses to 60 percent of sales compared to 40 percent in the 2001 financial year. This is primarily due to the substantial decrease in revenues compared to the previous year. However, in absolute terms, R&D expenses decreased significantly, mainly because acquired in-process R&D of €69 million charged in the 2001 financial year related to the Ardent and Catamaran acquisitions did not recur in the 2002 financial year. Excluding in-process R&D, R&D expenses were comparable in the two financial years.

  •
  Secure Mobile Solutions—a relative increase in R&D expenses to 28 percent of sales compared to 25 percent in the 2001 financial year. This increase is a combined effect of wireless products as well as Security & Chipcard IC products. For wireless products, the increase reflects the decrease in sales and acquired in-process R&D of €37 million related to the Ericcson Microelectronics (MIC) acquisition in the 2002 financial year. In absolute terms, R&D expenditures, excluding acquired in-process R&D, decreased compared to the 2001 financial year. For Security & Chipcard IC products the increase was due to the fact that the decrease in sales more than offset the decrease in R&D in absolute terms. Such decrease was facilitated by portfolio optimization and restructuring measures.

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  Automotive & Industrial—a relative increase in R&D expenses to 13 percent of sales compared to 12 percent in the 2001 financial year.

  •
  Memory Products—a relative decrease of R&D expenses to 16 percent of sales compared to 20 percent in the 2001 financial year. This was the result of cost reduction efforts and an overall increase in sales volume, as well as a decrease in R&D costs for hard disc drive controllers in absolute terms.

        Government subsidies for our R&D activities were €59 million in the 2002 financial year and €71 million in the previous year.

Selling, General and Administrative (SG&A) Expenses

        SG&A expenses comprise both selling expenses and general administrative expenses. The balance of SG&A expenses in each year comprises overhead, personnel, advisors' fees and other administrative expenses. SG&A expenses decreased by 18 percent to €643 million in the 2002 financial year compared to €782 million in the 2001 financial year. SG&A expenses declined to 13 percent of sales in the 2002 financial year compared to 15 percent in the previous year, mainly due to the Impact cost reduction program and the decline in sales.

        Selling expenses decreased 24 percent to €341 million, or 7 percent of sales, from €449 million, or 8 percent of sales, in the 2001 financial year. This reflects the impact of cost reduction measures taken since the previous year, including headcount reductions and optimization of selling and marketing functions and processes.

        General and Administrative (G&A) expenses decreased 9 percent to €302 million, or 6 percent of sales, from €333 million, or 6 percent of sales, in the 2001 financial year. G&A expenses decreased in absolute terms due to optimization of processes and successful implementation of our Impact cost reduction program, including headcount reductions and IT-cost savings. We also donated €2 million to support the victims of the flood catastrophe in Dresden in the summer of 2002.

Restructuring

        In the fourth quarter of the 2001 financial year, we approved plans to restructure our organization and reduce costs under a comprehensive program called "Impact". In connection with this program, we recorded restructuring charges of €117 million in the fourth quarter of the 2001 financial year.

        We completed our announced headcount reduction in the 2002 financial year. In completing this program, we recorded additional restructuring expenses of €16 million in the 2002 financial year, principally relating to non-cancelable commitments.

Other Operating Income, Net

        Other operating income, net, amounted to €46 million in the 2002 financial year, reflecting the pretax gains of €39 million from the sale of the remaining part of the infrared components business and €2 million from the sale of our gallium arsenide business. In the 2001 financial year, other net operating income amounted to €200 million, which reflected the pre-tax gains of €202 million from the sale of the image & video business and €26 million from the sale of the infrared components business.

Earnings Before Interest and Taxes (EBIT)

        We recorded an EBIT loss of €1,142 million in the 2002 financial year, compared to an EBIT loss of €1,024 in the 2001 financial year.

Equity in Earnings (Losses) of Associated Companies

        Equity in the earnings (losses) of associated companies is reflected primarily in the results of the Memory Products segment. Equity in the losses of associated companies amounted to €47 million in the 2002 financial year compared to earnings of €21 million in the 2001 financial year. Our share of losses of the ProMOS joint venture amounted to €53 million in the 2002 financial year compared to earnings of €17 million in the 2001 financial year, reflecting continuing weakness in the DRAM market.

Interest Expense, Net

        We recorded net interest expense of €25 million in the 2002 financial year compared to €1 million in the 2001 financial year. This increase is mainly due to the interest on our convertible bond and financing costs for the 300-millimeter production facility in Dresden, which was partially offset by €12 million of additional interest earned from liquid investments.

Income Taxes

        We recorded an income tax benefit of €143 million in the 2002 financial year, which represents an effective income tax rate of 12 percent. This compares with income tax benefits of €427 million in the 2001 financial year, representing an effective income tax rate of 42 percent. The change in the effective tax rate in the 2002 financial year mainly reflects an additional valuation allowance on deferred tax assets of €271 million.

        We have evaluated our deferred tax asset position and the need for a valuation allowance. The assessment requires the exercise of judgment on the part of our management, with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon our ability to generate the appropriate character of future taxable income sufficient to utilize loss carry forwards or tax credits before their expiration. Since we have incurred a cumulative loss in certain tax jurisdictions over the three-year period ended September 30, 2002, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods. As a result of this assessment, we recognized an additional deferred tax asset valuation allowance as of September 30, 2002 of €271 million related to continuing operations, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in the future. We assess our deferred tax asset position on a regular basis. Our ability to realize deferred tax assets is dependent on our ability to generate future taxable income sufficient to utilize tax loss carryforwards or tax credits before their expiration. As a result of recently incurred tax losses, we expect to recognize deferred tax benefits in the 2003 financial year at a lower rate than in the past, until such time as taxable income is generated from operations in tax jurisdictions that would utilize our tax loss carryforwards in those jurisdictions.

        Generally German tax loss carryforwards do not expire. The German Government's proposal to reduce the ability to offset current tax losses against taxable income earned in future years has not been enacted. However, there are ongoing political discussions about some further restrictions. Under US GAAP, we would recognize the effect of such changes upon the date of their enactment into law. We cannot now determine the content, timing or impact of such amendments, if enacted.

2001 Financial Year Compared with 2000 Financial Year

        Net Sales.    Net sales decreased by 23 percent to €5,347 million for the 2001 financial year from €6,989 million for the 2000 financial year. The decrease in net sales was primarily due to significantly lower net sales in our Memory Products segment. Memory Products represented 30 percent of total net sales for the 2001 financial year, a decline from 50 percent in the prior year mainly due to the dramatic price erosion of memory ICs. With the exception of the Automotive & Industrial segment, all business segments experienced significant declines in revenues and earnings during the second half of financial year 2001 due to price erosion and order cancellations. On a constant currency basis, net sales in the 2001 financial year would have been €5,176.

        The net sales of our different segments during the 2001 financial year compared with the prior year were as follows:

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  Net sales of the Wireline Communications segment grew by 16 percent. This growth reflects higher sales for traditional telecom products (ISDN and analog technology) and fiber-optic products as well as the ramp-up of high-speed access products (VDSL and 10BaseS). In emerging markets like China, Brazil and India, volumes for traditional voice-application products increased significantly. While overall sales of the Wireline Communications segment increased compared to the prior year, the segment experienced declining net sales during both the third and fourth quarters due to order cancellations and price pressures.

  •
  Net sales in the Secure Mobile Solutions segment decreased 2 percent compared to the 2000 financial year. The decrease resulted mainly from lower sales of baseband- and high-frequency ICs as well as discrete high-frequency ICs, partially offset by higher sales of GSM components compared with the prior period. Our Secure Mobile Solutions segment was impacted by weakness in the mobile handset market, which was primarily attributable to the high level of inventories at key customers, order cancellations and decreasing prices. A delay in the market ramp-up for new transmission standards like GPRS and Bluetooth also had a negative impact on the segment. The business was impacted in the second half of the 2001 financial year by order cancellations from mobile handset customers, since a substantial portion of the business is dependent upon the mobile handset sector. As a result, net sales declined in the fourth quarter.

  •
  Net sales of the Automotive & Industrial segment grew by 25 percent despite a difficult automotive market. This growth was mainly due to higher demand for electronic solutions for the automotive industry, such as automotive power and smart power, especially in Germany. Strong demand for industrial and high-power semiconductors also contributed to this increase. The rate of growth in the net sales of the Automotive & Industrial segment was affected by general economic conditions in the second half of the 2001 financial year, in particular the fourth quarter, which experienced only single-digit growth over the comparable period of the prior year.

  •
  Net sales of the Memory Products segment declined by 54 percent, while the overall megabit volume increased substantially during the 2001 financial year. We completed the conversion of all of our remaining 64-Mbit DRAM production lines to the production of 128-Mbit DRAM and we ramped up commercial production of 256-Mbit DRAM chips. The decrease in net sales was due principally to significantly lower DRAM prices, reflecting adverse market conditions compared with the prior year. The price of memory ICs declined steadily throughout the year to levels that at financial year end were in some cases only 10 percent of the price at the beginning of the financial year. Price declines were experienced in both 128-Mbit and 256-Mbit chips, with the price differential between the chips decreasing substantially throughout the year. Also contributing to the decline in net sales were delays in our development of a new hard disk drive controller IC. These negative impacts were only partially offset by volume increases that were driven by improved manufacturing efficiency, conversion to smaller die sizes for existing products, and a shift in our product mix towards higher-density products.

  •
  Net sales of our Other Operating segments declined 14 percent in the 2001 financial year, reflecting mainly weaker market conditions compared to the prior year.

        On a regional basis, sales in Europe represented 53 percent of total sales in the 2001 financial year, compared to 44 percent in the prior year, reflecting mainly increased sales of non-memory products in Germany. We recorded 47 percent of our sales in the 2001 financial year outside Europe, compared to 56 percent in the prior year, which was mainly due to lower sales of memory products in the United States and Asia/Pacific regions.

        Only one customer, Siemens Group, accounted for more than 5 percent of our net sales in each of the financial years 2000 and 2001. Sales to the Siemens group comprise both direct sales to Siemens Group, which accounted for 10 percent and 14 percent of net sales in the two years, respectively, and sales made for resale to third parties, which accounted for 5 percent and 2 percent of net sales in the two years, respectively. Sales to Siemens Group are made primarily by our Wireline Communications and Secure Mobile Solutions segments.

        Cost of Goods Sold.    Cost of goods sold increased by 20 percent to €4,580 million for the 2001 financial year from €3,815 million for the 2000 financial year. As a percentage of net sales, cost of goods sold increased from 55 percent in the 2000 financial year to 86 percent in the 2001 financial year. The increase in cost of goods sold relative to sales in the 2001 financial year is primarily due to decreased DRAM selling prices coupled with a substantially higher level of megabit volume, as well as write-downs of inventory of approximately €358 million and the cost of operating facilities with excess capacity.

        The increase in the cost of goods sold as a percentage of net sales also reflects:

  •
  a relative increase of cost of goods sold for the Wireline Communications segment due to substantial declines in volumes in the second half of the 2001 financial year, the costs of operating facilities with excess capacity, inventory write-downs and lower sales of high-margin products compared to the prior period. These negative effects could not be fully offset by increased sales volumes during the first half of the year.

  •
  a substantial relative increase in the cost of goods sold of the Secure Mobile Solutions segment, primarily due to the costs of operating facilities with excess capacity, sales price erosion due to market conditions, the write-down of inventory and increased price pressure for chipcard ICs towards the end of the financial year.

  •
  relatively constant cost of goods sold in the Automotive & Industrial segment. The costs for transitioning our production processes to 8-inch wafers have been partially offset by the reduction of die-sizes and focus on high-margin products, as well as significantly higher sales volumes.

  •
  a substantial relative increase in the cost in goods sold of the Memory Products segment. Positive effects of higher sales volumes compared to the previous year and the full conversion of production to 0.17-micron technology have been more than offset by the deterioration of prices for memory products as well as the costs of inventory write-downs.

        We report as cost of goods sold the cost of inventory purchased from our ProMOS joint venture fabrication facility and from ALTIS Semiconductor, our joint venture with IBM. Our purchases from these facilities and associated and related companies amounted to €1,040 million in the 2001 financial year and €1,183 million in the 2000 financial year.

        Depreciation and amortization expense was €1,121 million in the 2001 financial year and 834 million in the 2000 financial year. This increase reflects our continued investment in state-of-the-art manufacturing facilities and equipment in the latter part of the 2000 financial year and during the 2001 financial year.

        Research and Development Expenses.    Research and development expenses primarily comprise the expenses of R&D related personnel, licenses, equipment, and software, as well as masks and R&D related semiconductor-specific basic material used in development. R&D expenses increased by 16 percent to €1,189 million in the 2001 financial year from €1,025 million in the 2000 financial year. Research and development also includes €69 million of in-process R&D acquired in connection with businesses purchased during the 2001 financial year.

        The majority of R&D expenses were incurred in connection with product development projects for our key markets. Additional amounts were spent for the development of CPUs for our products and development-libraries for basic circuits. As a percentage of net sales, R&D expenses increased from 14 percent in the 2000 financial year to 21 percent in the 2001 financial year, which reflects the combined effect of the following:

  •
  a relative increase in the R&D expenses of the Wireline Communications segment due to increased spending in VDSL/10BaseS access technologies and other high-speed Internet access technologies, compared with the prior year. R&D expenses in the 2001 financial year include charges of 69 million for purchased in-process R&D in connection with the acquisitions of Ardent and Catamaran.

  •
  a relative increase in the R&D expenses of the Secure Mobile Solutions segment as a percentage of its net sales, as we increased R&D spending at lower levels of sales, focusing on areas such as Bluetooth, GPRS and UMTS mobile phone chipsets, as well as system and software design.

  •
  a decline in R&D expenses of the Automotive & Industrial segment relative to the segment's net sales, mainly due to increased sales levels.

  •
  a relative increase in R&D expenses of the Memory Products segment as a result of lower net sales and the strong development efforts in areas such as RLDRAM for the network and server markets as well as for Mobile-RAM for high-performance applications.

        We recognized government subsidies for our R&D activities as reductions in R&D expenses to the amount of €71 million in the 2001 financial year and €41 million in the prior year.

        Selling, General and Administrative (SG&A) Expenses.    SG&A expenses comprise both selling expenses and general administrative expenses. Aggregate SG&A expenses increased by 17 percent to 782 million during the 2001 financial year compared to €668 million in the prior year. As a percentage of net sales, SG&A expenses increased from 10 percent in the 2000 financial year to 15 percent in the 2001 financial year, which mainly reflects the effect of the decline in revenue.

        Selling expenses amounted to €449 million in the 2001 financial year and €386 million in the 2000 financial year, an increase to 8 percent from 6 percent of net sales. This occurred because our sales infrastructure was expanded, particularly outside Europe, to support anticipated higher levels of future growth. In addition, higher sales activities in areas such as high-speed Internet access contributed to the relative increase.

        During the 2001 financial year, we renegotiated compensation arrangements with substantially all of Siemens Group sales organizations. As a result, we now include in selling expenses the sales commissions paid to Siemens Group sales organizations where they assist in making sales directly to third-party end customers. Previously we had granted them a discount in the price charged for the products. Additionally, we purchased certain sales organizations from Siemens which now represent us in these respective markets. Higher expenses for marketing, branding campaigns and sponsoring were incurred on a corporate level.

        The balance of SG&A expenses in each year comprises overhead, personnel and advisors' fees and other administrative expenses. General and administrative expenses increased in the 2001 financial year from 4 percent to 6 percent of net sales, reflecting a decrease in sales, higher personnel and administrative costs related to various projects as well as the setup of infrastructure for new businesses in the group.

        Restructuring.    In the quarter ended September 30, 2001, in response to continued weakness in the technology sector worldwide, we approved plans to restructure our organization and reduce costs under a comprehensive program called "Impact". The Impact program called for implementing changes to streamline our procurement and logistics processes, as well as reduce information technology, research and development, overhead and manufacturing costs. These changes were intended to improve operational efficiencies and improve the entire management of the product procurement and order fulfillment cycles. We planned to eliminate approximately 5,000 jobs from the total number of people we employed worldwide as of June 30, 2001. As of September 30, 2001, we had signed termination agreements for approximately 2,000 positions.

        In connection with the Impact project we recorded restructuring charges of €117 million in the fourth quarter of the 2001 financial year. These charges include €57 million relating to involuntary employee terminations, €43 million relating to the termination of a worldwide information technology project (including previously capitalized expenditures of €27 million), and €16 million of other exit costs (principally lease termination and write-offs).

        Additionally, we recognized impairment charges of €14 million in the fourth quarter of the 2001 financial year associated with the acquisition of Ardent. Subsequent to our acquisition of Ardent, the market for Internet-based LAN switching products declined significantly and as a result we terminated the contracts of a significant number of Ardent employees, abandoned certain technology acquired and reduced the planned future R&D expenditures for the Ardent business as a whole. As a result of reductions in projected future cash flows, we had independent valuations performed and wrote the remaining intangible assets down to their estimated fair value.

        Other Operating Income, Net.    Other operating income, net, amounted to €200 million in the 2001 financial year, which reflects the one-time gains from the sales of our image & video and infrared components businesses of €202 million and €26 million, respectively, reduced primarily by goodwill amortization of €21 million.

        Earnings Before Interest and Taxes (EBIT).    As a result of the above-mentioned factors, we recorded a loss before interest and tax of €1,024 million in the 2001 financial year, compared to earnings before interest and tax of €1,664 million in the 2000 financial year.

        We recorded foreign currency transaction gains of €34 million in the 2001 financial year compared with gains of €184 million in the prior year. A large portion of our manufacturing, selling, general and administrative, and research and development expenses are incurred in currencies other than the euro, primarily the U.S. dollar and Japanese yen. Fluctuations in the exchange rates of these currencies to the euro affect our costs and profitability.

        Equity in Earnings of Associated Companies.    Our equity in the earnings of associated companies is reflected primarily in the results of our Memory Products segment. Equity in the earnings of associated companies decreased to €21 million in the 2001 financial year from €92 million in the 2000 financial year. Our share of earnings of our ProMOS joint venture decreased to €17 million in the 2001 financial year from €81 million in the 2000 financial year, principally as a result of the weakened DRAM market conditions.

        Interest Expense, Net.    We recorded interest expense of €1 million in the 2001 financial year compared to interest income of €75 million in the 2000 financial year. Interest expense is reduced by governmental interest subsidies relating to our manufacturing facilities of €0.4 million in the 2001 financial year and €62 million in the 2000 financial year. Interest expense increased due to higher average levels of short-term debt, while interest income decreased due to substantially lower balances of marketable securities compared with the prior year.

        Income Taxes.    We recorded an income tax benefit from continuing operations of €427 million in the 2001 financial year, compared with an income tax expense of €614 million in the 2000 financial year, representing effective income tax rates of 42 percent and 35 percent, respectively. The effective tax rate in the 2001 financial year mainly reflects tax-deductible losses in jurisdictions with higher tax rates and the impact of certain asset sales that were not subject to trade tax. The effective tax rate in 2000 is attributable to higher levels of taxable income in jurisdictions with lower tax rates. The impact of various revisions in German tax legislation, in October 2000 provided a benefit of 28 million, primarily reflecting the effect of the tax rate reduction on our deferred tax balances. This was accounted for during the 2001 financial year, the year of the enactment of the legislation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: May 30, 2003	By:	/s/ ULRICH SCHUMACHER Dr. Ulrich Schumacher Chairman, President and Chief Executive Officer
	By:	/s/ PETER J. FISCHL Peter J. Fischl Chief Financial Officer

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  Operating And Financial Review
  2002 Financial Year compared with 2001 Financial Year
SIGNATURES